July 3, 2012

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Beamz Interactive, Inc. Amendment No. 1 to Registration Statement on Form 10-12(g) Filed June 12, 2012 File No. 0-54662

Dear Mr. Spirgel:

On behalf of Beamz Interactive, Inc., this letter responds to your comment letter dated June 21, 2012. The Company’s answers are set forth below under your numbered comments.

License Agreement, page 9

1.          We note that in your response to comment 9 of our comment letter dated May 16, 2012, you indicate that you have filed the Licensing Agreement with Beamz Cypher Partnership LLC as Exhibit 10.23. We are unable to locate this exhibit. Please file it with your next amendment.

RESPONSE: The Exhibit has been filed with our Amendment No. 2 to Registration Statement on Form 10-12(g).

2010-2011 Bridge Loans, page 35

Recent Sales of Unregistered Securities, page 38

2.           We note your response to comments 19, 20, and 23 from our letter dated May 16, 2012. It appears that for each aggregate transaction captioned in the Statements of Changes in Stockholders' Equity on page F-5, the amount attributable to the stock consideration equates to a per share fair value of par ($0.001). Tell us how this relates to the fair value of the stock per share during the period and what your basis was for the fair value of the stock consideration allocated from the transaction (i.e., for instance, $50 for 15,000 shares as referenced in your example). Please advise us.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 28, 2012

RESPONSE: During the period in which these transactions occurred, the Company had approximately $8 million in outstanding debt (which was subsequently converted into Series D Preferred Stock in June 2011), approximately $2.8 million of preference payments that were due upon the sale of the Company in connection with the 2012-11 bridge loans, no cash, no plan or path for shareholder liquidity, and no proven track record. Thus, while the Company had developed an interesting technology, the Company's Common Stock, which had a lower priority than the aforementioned debt and preferences, had limited or no value at that time. Also, at that time the Company raised money through an investor financing that was also to be used to facilitate the payment of various service providers. Based on negotiations with the potential investors and the services providers, the Board determined the fair market value of the Common Stock to be $.001 per share during the period of those transactions.

Expenses, page 36

3.           Please disclose how you gave effect to the expenses paid on your behalf by TM 07 Investments, a limited liability company controlled by Charlie Mollo, your CEO who is a significant shareholder.

RESPONSE: The Registration Statement has been amended to clarify the fact that expenses were recorded in the periods incurred, and that the liability to TM 07 was recorded as an advance from a related party on the appropriate balance sheets.

Statements of Cash Flows, page F-6

4.           We reissue comment 24 from our letter dated May 16, 2012. For each period presented, please revise to include a separate caption for non-cash inventory impairment charges in the Statements of Cash Flows in lieu of the net change in "Inventory reserve" or tell us why your presentation is appropriate.

RESPONSE: The financial statements have been updated to reflect the inventory impairments as non-cash charges.

Note 2 — Accounts Receivable, page F-25

5.           Refer to your response to comment 27 from our letter dated May 16, 2012. Please disclose the name of your new partner and the terms of the distribution agreement which you entered into in September, 2011. It appears that you are obligated to give this partner credits for marketing costs incurred. Additionally, we note on page 23 that "certain expenses ... are being paid directly or indirectly by Cypher or other customers or partners." Please tell us if certain of these costs are reimbursable to Cypher or other customers or partners and how you accounted for the marketing cost credits in the financial statements.

RESPONSE: The partner in question is Cypher. We have no ongoing obligation to pay for any marketing expenses. However, we evaluate marketing opportunities on a case-by-case basis when they arise, and if the marketing plan makes sense we may choose to share the expenses to implement such plans. Cypher is responsible for all its own marketing expenses, unless we choose to participate in a proposed program (which is strictly at our option). Because Cypher is pursuing the consumer retail market and is paying for such related marketing activities, we were able to reduce our marketing budget and expenses since we are no longer directly pursuing this retail channel. Any marketing credit we choose to provide is recorded as a marketing expense on our financial statements.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 28, 2012

Balance Sheets, page F-21

6.           We note that your outstanding shares increased by 1.2 million shares subsequent to your fiscal year ended June 30, 2011. Please tell us how the stock issuances that you reported on pages F-19, F-32, and F-35 relate to these shares. Additionally, please update your Common Stock issuances reported on page 39 and F-32 to cover all of the 1.2 million shares issued subsequent to your fiscal year-end. Please tell us the fair value of the stock associated with each stock transaction and how it was determined. Citing the reasons, tell us how the fair value of your stock increased significantly since year-end. In this regard, we note that during all of 2011, you fair valued your issuances at par value ($0.001). However, on page F-32, you valued 925,000 shares issued to officers/directors at $415,400, or $.449 per share and 658,200 shares of Common Stock issued to various consultants and directors at $658,200, or $1 per share (the latter of which was separately captioned on page F-23 in the Statements of Cash Flows).

RESPONSE: The notes to the financial statements have been updated to clarify the issuances and correct for an error on page F-32, which stated that 658,200 shares were issued. The correct number of shares issued is 1,207,000 valued at $658,200.

With regard to the value of the 1,207,000 shares of common stock issued during the nine months ended March 31, 2012, the Company issued 560,000 shares of Common Stock during October 2011 to various consultants and related parties for services. In May 2011, the Company engaged an independent financial consultant to structure the June 1, 2011 debt conversion. Based on (a) the consultant’s experience with similar companies, (b) the outstanding debt of more than $8 million and (c) the additional $2.8 million in preferential payments triggered by a sale of the Company in connection with the 2012–11 bridge loans, the financial consultant priced the common stock at $.02 per share, which price was consistent with prior issuances and was accepted by the Board and used for the October 2011 issuances.

During January 2012, the Company developed a plan to become a reporting issuer under the Exchange Act in order to provide existing and new shareholders with a path to liquidity. In addition, the Company secured a commitment from its Series D Preferred shareholders to convert their Series D Preferred Stock into Common Stock if the Company raised a minimum of $2 million of common equity, which would eliminate over $8 million in preferences held by holders of the Series D Preferred Stock. The Company also secured a commitment from bridge note investors to convert their $2.8 million preference, which is triggered by a sale of the Company, into Common Stock if the Company raises a minimum of $2 million of common equity. The Company then initiated a private placement effort to raise up to $5 million at a price of $1 per common share. The $1 share price was based upon the preferences set forth above being eliminated at the closing of the private placement. Although no investors were secured pursuant to this offering, the Company believed, since the private offering was currently being marketed at $1 per share, that all issuances subsequent to the initiation of the private offering should also be valued at $1 per share, and therefore valued the 647,000 shares of Common Stock issued subsequent to January 3, 2012, the date of the private offering, at $1 per share.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 28, 2012

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214)953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Charles R. Mollo
Charles R. Mollo
Chief Executive Officer

cc: Michael L. Laussade, Jackson Walker L.L.P.

Beamz Interactive, Inc. – 15354 N 83rd Way, Suite 102 - Scottsdale - AZ – 85260 – 480-424-2053 - www.thebeamz.com